34688

VRB

RECEIVED
2004 SEP -8 P 12:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036738

August 31, 2004

Securities & Exchange Commission
Office of International Finance
Mail Stop 3-2
455th Street, N.W.
Washington, DC
20549

SUPPL

Dear Sirs:

Re: VRB Power Systems Inc. (formerly Vanteck (VRB) Technology Corp)("VRB")
12g3-2(b) Exemption – File No. 34688

Please find attached for submission, VRB's most recent filings pursuant to TSX Venture Exchange and Canada Business Corporations Act rules.

Please do not hesitate to contact the writer should you wish further information.

Yours truly,

VRB POWER SYSTEMS INC.

Tracy Hansen

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

dlw 9/8

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

34688

VRB Power Systems

News Release
For Immediate Release

Final Agreement Signed with Pinnacle for Patent Transfer & Share Cancellation

Vancouver, B.C. (July 27, 2004) – VRB Power Systems Inc. ("VRB Power") is pleased to announce that the company has entered into the final Implementation Agreement with its subsidiary Pinnacle VRB Ltd. ("Pinnacle") as a continuation to the Heads of Agreement announced May 27, 2004.

Under the terms of the Agreement VRB Power will acquire all of the patents to the VRB technology for North America and will obtain shared rights to patents in areas including Europe, Africa and certain Asian countries. Also, VRB Power's obligation under the current African licence Agreement will be cancelled and Pinnacle will settle the outstanding debt owed to VRB Power for payment of AUD $750,000. In exchange, VRB Power will submit for cancellation all of its shares in Pinnacle. The detailed points of the proposed transaction are as follows:

1. **VRB Power**
   - Pursuant to a selective capital reduction, VRB Power will submit for cancellation all of its shares in Pinnacle. The effect of this share cancellation will be that VRB Power will cease to be a shareholder of Pinnacle.
   - VRB Power will procure the written resignations of its directors on the Board of Pinnacle.

2. **Pinnacle**
   - Pinnacle will agree to the termination of the African Licence Agreement under which VRB Power is currently obliged to pay to Pinnacle an annual licence fee of AUD $250,000 for a remaining term of 20 years.
   - Pinnacle will settle the outstanding debt owed to VRB Power for payment of AUD $750,000.
   - Pinnacle will irrevocably assign to VRB Power, with no retention of rights, patents relating to the vanadium redox battery technology in the U.S., Canada and Brazil. Pinnacle will exclusively retain the Australian, Japanese, Indonesian, Philippine and Malaysian patents. In addition, Pinnacle will assign half of its interest in patents in certain other countries, including South Africa, Hong Kong, South Korea, New Zealand, Europe and Thailand. Thereafter VRB Power and Pinnacle will each hold an equal undivided share in those "shared" patents. The parties will be entitled to use and exploit the shared patents as they see fit but will be restricted from assigning or licensing the shared patents to third parties for a period of 5 years without obtaining the other party's consent. Additionally, each party will grant the other a first right of refusal to acquire each others patents for a 2 year period. Reversion provisions for non-payment of "shared" patent "upkeep" fees will be put in place for the shared patents.

The transaction includes but is not limited to the points outlined above, which will be documented in detail in the notice of meeting to shareholders.

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The transaction is subject to certain conditions precedent, including Pinnacle obtaining the necessary shareholder approvals required under the Corporations Act and ASX Listing Rules to implement the transaction and Pinnacle obtaining shareholder approval of the selective capital reduction by special resolution (for the cancellation of VRB Power's shares in Pinnacle). VRB Power will be excluded from voting on this and certain other resolutions, although it will be required to pass independently a special resolution at a separate special class meeting of Pinnacle shareholders approving the cancellation of its shares in Pinnacle.

The transaction is also dependent on Pinnacle raising sufficient working capital to fully implement the transaction and to continue its business after completion of the transaction.

To assist Pinnacle shareholders in deciding whether or not to approve the transaction, an independent expert, Benson Partners, has been engaged by the independent directors of Pinnacle to report on the fairness and reasonableness of the transaction. A copy of the report will be included in the information to be sent to Pinnacle shareholders to seek their approval of the transaction.

Pinnacle Shareholders will also be asked to approve a transaction ("the SEI Waiver Transaction") between Pinnacle and Sumitomo Electric Industries, Ltd. of Japan ("SEI") relating to the licence Agreement between Pinnacle and SEI dated 14 April 2002 ("the Licence Agreement") whereby SEI is required to pay a royalty calculated as 1.5% of the net sales price for each licensed product supplied by SEI or any sub-licensee until 6 April 2006.

In consideration for SEI granting waivers of certain terms of the Memorandum of Agreement signed between Pinnacle and SEI 14 April 2002 which removes restrictions relating to a change in control of Pinnacle, Pinnacle is to waive the obligation of SEI to pay the royalty pursuant to the Licence Agreement from 15 June 2004 until termination on 6 April 2006. As a term of the SEI Waiver Transaction, Pinnacle is required to seek the approval of its shareholders to ratify the SEI Waiver Transaction at Pinnacle's shareholders' next meeting.

It is currently expected that the necessary shareholder resolutions to implement the transaction with VRB Power and to approve the SEI Waiver Transaction will be put to a meeting of Pinnacle shareholders in early September 2004. It is also expected that Pinnacle's Annual General Meeting will be held contemporaneously. The shareholder approval documents are currently expected to be available in early August 2004.

A term of the Implementation Agreement also includes the termination of the African Licence between Pinnacle and VRB Power under which VRB Power is currently obliged to pay Pinnacle an annual licence fee of AUD $250,000 for a remaining term of 20 years. Under the terms of the Implementation Agreement, VRB Power's obligation to pay the fee which became due at the end of May 2004 is suspended pending determination as to whether the transaction will complete and, if the transaction completes, VRB Power will be relieved from having to pay the fee which became due at the end of May 2004.

In relation to the African Licence Agreement, VRB Power has delivered notice to Pinnacle regarding a potential breach to the terms of the Agreement. Pinnacle has advised VRB Power that it does not concede that there has been any breach of the African Licence. VRB Power has not pursued this matter in consideration of the current proposed transaction but has notified Pinnacle that it has reserved its rights to pursue this matter if the transaction does not proceed.

About VRB Power

Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power

quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a **"green"** technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-319-3115
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

34688

VRB Power Systems

News Release
For Immediate Release

Appointment of Dr. Clive Brereton to Technical Advisory Board

Vancouver, B.C. (August 4, 2004) – VRB Power Systems Inc. ("VRB Power") is pleased to announce the appointment of Dr. Clive Brereton to the Company's Technical Advisory Board.

Dr. Brereton graduated from the Department of Chemical Engineering at the University of British Columbia in 1982 and obtained a Ph.D. in 1987. He has held several positions in the chemical and energy engineering industry including 7 years of teaching at the University of British Columbia, a short term in Sweden where he worked for Studsvik Energiteknik, a CIDA secondment to Thailand and has also conducted a hazardous waste processing technology program at the Asian Institute of Technology. In 1996 Dr. Brereton joined Noram Engineering and Constructors as a senior process engineer and since that time he has worked on many commercial and development projects in the areas of electrochemical and chemical engineering. At Noram he works with a team of process, mechanical and electrical engineers with extensive experience in the design of cells and the surrounding electrochemical plants. He specializes in electrochemical problems as well as fluid mixing and separation processes.

Dr. Brereton holds 3 patents, including one for the "boundary layer anode", a novel electrochemical cell. He has also recently developed a new technology for separation of bromine from electrochemically-produced chlorine. This was successfully commissioned at a 450 tonne a day scale in 2002. He is the author of over 50 journal and conference papers in all areas of chemical engineering. In particular Dr. Brereton has made 3 presentations on aspects of cell engineering and electrochemical plant engineering at the annual International Forum on Applied Electrochemistry and maintains an affiliation with the University where he is an Adjunct Professor and lectures in process plant design.

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a **"green"** technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

34688

FORM 4G

TSX venture EXCHANGE

SUMMARY FORM - INCENTIVE STOCK OPTIONS

Re: VRB POWER SYSTEMS INC. (the "Issuer").

Month in which stock options have been granted or amended: July, 2004.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Mark Kuntz	N/A	Consultant	July 7, 2004	500,000	$0.65	July 6, 2009
Clive Brereton	N/A	Consultant	July 22, 2004	100,000	$0.80	July 21, 2006
David Genders	N/A	Consultant	July 22, 2004	100,000	$0.80	July 21, 2006

Total number of optioned shares proposed for acceptance: 700,000.

- Date shareholder approval was obtained for the Stock Option Plan: December 29, 2003.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 2,901,018.

Amended Options: N/A

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______.

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DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated July 26, 2004.

Vince Sorace
Name of Director or Senior Officer

Signature

President and Director
Official Capacity